SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                           Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




                               For March 21, 2007


                        The Governor and Company of the
                                Bank of Ireland
                                   Head Office
                               Lower Baggot Street
                                    Dublin 2
                                     Ireland


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):








Bank of Ireland Group Trading Statement

21 March 2007


Commenting on the trading statement issued today, Brian Goggin, Group Chief Executive, said:


"This is a year of significant progress for Bank of Ireland. Our growth strategies are driving strong performance across the Group. We continue to beat the objectives of our efficiency programme. We remain confident of delivering an excellent performance for the year."

Introduction


Bank of Ireland is issuing the following trading statement ahead of its close period for the year ending 31 March 2007.


John O'Donovan, Group Chief Financial Officer, will host a conference call at 8.30am GMT today, 21 March 2007. Conference call details are outlined below.


Unless otherwise stated, throughout the statement comparative performance is measured against the previous financial year (i.e. 12 months to 31 March 2007 versus 12 months to 31 March 2006).


In September 2006 we announced the formation of the Capital Markets Division incorporating our Wholesale Financial Services and Asset Management Services operating divisions. This change took effect from 1 October 2006. This Trading Statement reflects these organisational changes. Re-stated divisional slides covering the 12 month period to 31 March 2006, and the six month periods to September 2005 and 2006 can be viewed on the Bank of Ireland website at: www.bankofireland.ie/investor.


Overview


Momentum across the Bank of Ireland Group remains strong and we expect to deliver another excellent performance for the year to 31 March 2007. Our growth and customer strategies continue to drive this performance which is being further enhanced by the successful delivery of our cost programme. The credit environment remains exceptionally benign and the economic backdrop to our activities, in particular in our main markets in Ireland and the United Kingdom, remains positive. Our capital position has been strengthened during the year and continues to support the growth in our business.


Bank of Ireland expects underlying EPS for the year to 31 March 2007 to be in line with the current market consensus(1) of 144.4 cent.


(1)The market consensus (source: Bank of Ireland Investor Relations 20 March
2007) for Bank of Ireland underlying EPS for the year to 31 March 2007 is 144.4 cent excluding the impact of non-core items. This compares to an underlying EPS of 118.5 cent for the year to 31 March 2006.

Non-core items include gains on disposal of business assets, restructuring costs associated with the Strategic Transformation Programme, gross-up for policyholder tax in the Life business, and hedge ineffectiveness on transition to IFRS. In the year to 31 March 2006 the total effect of non-core items was a gain of EUR206m.






Group


Excellent business performance across the Group and continuing firm control on costs is expected to deliver total income and cost growth of circa 12% and 5% respectively. Margin attrition has slowed as previously guided, with mid to high single digit basis points attrition expected, arising primarily from: the change in balance sheet structure, product mix and competition. Further progress has been made during the year in improving the Group's efficiency ratio and we continue to make excellent progress on the implementation of the Strategic Transformation Programme. We expect to deliver savings in the current financial year ahead of our cumulative target of EUR75m. Asset quality across the Group remains excellent. The annualised loan loss charge as a percentage of average loans for the year is expected to be high single digit basis points.


Our capital position has been enhanced during the year by the successful implementation of a range of capital management initiatives. We remain confident of exceeding our stated target of a 5% equity Tier 1 ratio for March 2007.


Retail Ireland


The performance of our Retail Division remains strong. Our unrivalled distribution, the scope of our product range and our commitment to service excellence continue to underpin our leading franchise, despite increased competition. Growth in the residential property market has slowed somewhat in early 2007 as a result of rising interest rates. Overall, we expect mortgage growth in line with the market. Business Banking has performed well with strong lending volume growth expected. Asset quality remains excellent and economic conditions remain supportive of the business.


Life


Annual Premium Equivalent (APE) sales growth of circa 25% and continuing operating efficiencies are expected to drive an excellent operating profit performance from our Life business. PBT performance will be impacted by the mark to market of embedded value, and the discount rate reduction in the prior year.


Capital Markets


We expect Capital Markets to deliver a very strong performance with Corporate Banking a major driver of growth as our international expansion continues. Asset quality remains excellent and our loan loss charge will also be positively impacted by provision write-backs. In Global Markets the performance of our customer business has contributed to a strong performance in what has been challenging trading conditions in the rising interest rate environment during the year. Our asset management activities have performed as previously guided. We completed the sale of our 90.444% stake in Davy on 31 October 2006.


UK Financial Services (UKFS)


UKFS continues to perform strongly. Profit momentum in Business Banking is excellent as we continue to benefit from a period of investment. Growth in lending and resources volumes is strong. The housing market environment in the UK remains strong and while we are seeing increased competition in our mortgage business, our well established position in the specialist segment with compelling broker propositions is resulting in continuing growth. The margin on our mortgage book in the second half of the year has remained stable as we continue to drive growth in our specialist portfolios. Our joint ventures with the UK post office are performing well and in line with expectation. Asset quality in the Division remains excellent.


Preliminary Results Announcement


Bank of Ireland Group will announce its Preliminary Results for the year to 31 March 2007 on 31 May 2007.


Investor Day


Bank of Ireland is hosting an Investor Day on 23 March 2007. The event will focus on the strategy and performance of two of our operating Divisions: Retail Financial Services Ireland (including our Life business) and Capital Markets.


Venue: UBS Investment Bank, 100 Liverpool Street, London EC2M 2RH

Time: 10am to 2pm


To register for this event please contact Bank of Ireland Investor Relations at:
+ 353 (0)1 604 3502.


Ends.



Contact details:

John O'Donovan Group Chief Financial Officer +353 1 632 2054

Geraldine Deighan Head of Group Investor Relations +353 1 604 3501

Frank Ryan Group Financial Controller +353 1 604 3503

Dan Loughrey Head of Group Corporate Communications +353 1 604 3833


Conference call dial-in details:

Republic of Ireland free call: 1800 300 213

Republic of Ireland local call: 01 247 5166

UK local call: 0845 245 5000

International: +44 (0) 1452 562 716


Replay facility available until 4th April:

30 minutes after the conference call, a dial-in replay facility will be available by dialling:

International dial-in: +44 (0) 1452 55 0000

UK free call dial-in: 0800 953 1533

UK local call dial-in: 0845 245 5205

USA free call dial-in: 1866 247 4222

Access number: 7768738#


In addition, a recording of the call will be available from 2pm on 21 March 2007 on our website: www.bankofireland.ie/investor


Forward Looking Statement

This statement contains certain forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995 with respect to certain of the Group's plans and its current goals and expectations relating to its future financial condition and performance and the markets in which it operates. Because such statements are inherently subject to risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties include but are not limited to risks and uncertainties relating to profitability targets, prevailing interest rates, the performance of the Irish and UK economies and the international capital markets, the Group's ability to expand certain of its activities, competition, the Group's ability to address information technology issues and the availability of funding sources. The Bank of Ireland Group does not undertake to release publicly any revision to these forward-looking statements to reflect events, circumstances or unanticipated events occurring after the date hereof.


--------------------------




                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



The Governor and Company
of the Bank of Ireland




John B. Clifford
Group Secretary



Date: March 21, 2007